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EXHIBIT 99.1

ATTACHMENT A

CERTIFICATION PURSUANT TO SECTION 111(b)(4)
OF THE EMERGENCY ECONOMIC STABILIZATION
ACT OF 2008, AS AMENDED

(PRINCIPAL EXECUTIVE OFFICER)

        BankAsiana, a New Jersey state chartered commercial bank (the "BankAsiana") repurchased all of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A from the United States Department of the Treasury ("Treasury") on October 1, 2013 (the "Repurchase"). Following the Repurchase, as of the close of business on October 1, 2013, BankAsiana was acquired by Wilshire Bancorp, Inc. (Wilshire Bancorp) through a series of related merger transactions (collectively, the "Merger").

        The undersigned, Jae Whan Yoo, as the President and Chief Executive Officer of Wilshire Bancorp, in its capacity as successor in interest to BankAsiana as a result of the Merger, hereby certifies, based on certain representations and warranties of BankAsiana contained in the definitive agreement pertaining to the Merger, that, for the period of January 1, 2013 through October 1, 2013, the date on which BankAsiana repaid in full its obligations under TARP ("TARP Period"):

         (i.)  The Compensation Committee of BankAsiana has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP Period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to BankAsiana;

        (ii.)  The Compensation Committee of BankAsiana has identified and limited during any part of the most recently completed fiscal year that was a TARP Period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of BankAsiana and has identified any features of the employee compensation plans that pose risks to BankAsiana and has limited those features to ensure that BankAsiana is not unnecessarily exposed to risks;

       (iii.)  The Compensation Committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP Period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of BankAsiana to enhance the compensation of an employee, and has limited any such features;

       (iv.)  The Human Resources/Nominating/Corporate Governance Committee of Wilshire Bancorp, in its capacity as successor in interest to BankAsiana as a result of the Merger, will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

        (v.)  The Human Resources/Nominating/Corporate Governance Committee of Wilshire Bancorp, in its capacity as successor in interest to BankAsiana as a result of the Merger, will provide a narrative description of how the Compensation Committee of BankAsiana limited during any part of the most recently completed fiscal year that was a TARP Period the features in:

          a)    SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of BankAsiana;

          b)    Employee compensation plans that unnecessarily expose BankAsiana to risks; and

          c)     Employee compensation plans that could encourage the manipulation of reported earnings of BankAsiana to enhance the compensation of an employee;

       (vi.)  BankAsiana has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under Section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during the TARP Period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

      (vii.)  BankAsiana has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP Period;

     (viii.)  BankAsiana has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP Period;

       (ix.)  BankAsiana and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP Period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

        (x.)  Wilshire Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO of Wilshire Bancorp compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP Period;

       (xi.)  Wilshire Bancorp, in its capacity as successor in interest to BankAsiana as a result of the Merger, will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP Period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee of BankAsiana who is subject to the bonus payment limitations identified in paragraph (viii);

      (xii.)  Wilshire Bancorp, in its capacity as successor in interest to BankAsiana as a result of the Merger, will disclose whether BankAsiana, the board of directors of BankAsiana, or the Compensation Committee of BankAsiana engaged during any part of the most recently completed fiscal year that was a TARP Period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

     (xiii.)  BankAsiana has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP Period;

     (xiv.)  BankAsiana has substantially complied with all other requirements related to employee compensation that are provided in the agreement between BankAsiana and Treasury, including any amendments;

      (xv.)  [Omitted—This certification is not required for the fiscal year during which the TARP obligation is terminated]; and

     (xvi.)  I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Date: March 14, 2014

/s/ JAE WHAN YOO Jae Whan Yoo President and Chief Executive Officer Wilshire Bancorp, Inc.

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  EXHIBIT 99.1
ATTACHMENT A
CERTIFICATION PURSUANT TO SECTION 111(b)(4) OF THE EMERGENCY ECONOMIC STABILIZATION ACT OF 2008, AS AMENDED
(PRINCIPAL EXECUTIVE OFFICER)